3: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of Fund Operations, an operating unit within Deutsche Asset Management, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company of 1940. We are also responsible for establishing and maintaining effective internal controls for compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2002, and from August 31, 2001 through February 28, 2002.

Based on this evaluation, we assert that the Funds listed below, each a series of the BT Trusts or the Deutsche Asset Management VIT Trust (DeAM VIT Trust), were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2002, and from August 31, 2001 through February 28, 2002, with respect to securities reflected in the investment account of the Funds.

Fund Operations, an operating unit within Deutsche Asset Management.

Flag Investors Short Intermediate Income Fund, Inc. DBAB Cash Reserve Funds Treasury Series Flag Investors Equity Partners Fund, Inc. DBAB Cash Reserve Fund Prime Series

Flag Investors Emerging Growth Fund, Inc. DBAB Cash Reserve Fund Tax Free

Flag Investors Real Estate Securities Fund, Inc.

Flag Investors Communications Fund, Inc.

Flag Investors Value Builder Fund, Inc.

Flag Investors Growth Opportunity Fund, Inc.

.

By:

Charles A. Rizzo

Treasurer of BT Trusts and DeAM VIT Trust

Date